SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE
PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935

* * * * *

File No. _________

SW II Acquisition LLC
---------------------
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

     1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof:

State of Organization
Name		Location and Nature of Business
SWII Acquisition LLC	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company
SW I Acquisition GP, L.P.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company
SW Acquisition, L.P.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company
TNP Enterprises, Inc.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company
Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 7611 Electric Utility/Holding Company
Facility Works, Inc.	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation
First Choice Power, Inc.	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose corporation
TNP Operating Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)
Texas Generating Company, L.P.*	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited partnership
Texas Generating Company II, L.L.C.**	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited liability company

*Texas-New Mexico Power Company, the sole limited partner, owns a 99% partnership interest. Texas Generating Company II, LLC owns a 1% partnership interest.
**Wholly owned subsidiary of Texas New Mexico Power Company.

     2. TNP Enterprises (Enterprises) is wholly owned subsidiary of SW Acquisition, L.P. SW Acquisition, L.P. is run by SW I Acquisition GP, L.P., a single purpose limited partnership responsible for the day to day management of SW Acquisition, L.P. SW II Acquisition LLC is the general partner of SW I Acquisition GP, L.P.

          The following is a brief description of the properties of claimant, of SW Acquisition, L.P.'s subsidiary Enterprises, a holding company exempt under Section 3(a)(1) of the Act, and Enterprises' subsidiary public utility company, Texas-New Mexico Power Company (TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States. Texas Generating Company, LP (TGC) and Texas Generating Company II, LLC (TGCII) are wholly owned subsidiaries through which TNMP owned and operated its generating facilities during 2001.

          Within Texas, TNMP is a regulated public utility that, during 2001, was engaged in the generation, transmission, distribution and sale of electric energy. TNMP provides electric service to 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only two of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. TNMP's Texas service territory is found in three areas of the state:

    56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

    14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

    Six communities in far west Texas between Midland and El Paso.

          Effective January 1, 2002, TNMP separated its Texas utility operations in accordance with the provisions of the Texas electric utility restructuring legislation enacted in 1999. FCP, TNMP's affiliated retail electric provider, assumed the activities related to the sale of electricity to retail customers in Texas. FCP or other of retail electric providers operating in TNMPs service territories now serve customers formerly served directly by TNMP. Texas Generating Company, L.P. (TGC) became the unregulated entity performing the generation activities of TNMP. TNMP continues to operate its regulated transmission and distribution business in Texas.

          Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves nine communities in southern New Mexico. The largest of these communities are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

          TGC owns generating facilities located in Robertson County, Texas, which is in the central part of Texas. The generating facilities consist of two 150 MW, circulating fluidized bed units, and currently use lignite as the fuel source. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. TGC sells electricity from these units solely within Texas. During 2001, the ownership of these facilities was consolidated in TGC; formerly, it was held jointly by TNMP, TGC and TGCII.

          Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

     3. Certain information, for the calendar year 2001 with respect to TNP Enterprises and its subsidiaries, is provided in the following:

(a)   Total MWH sold and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 -File No. 69-291.

(b)   MWH sold at retail and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291.

(c)   MWH sold at wholesale and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291.

(d)   MWH purchased and related expenses.

See TNP Enterprises, Inc. U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291.

     4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

          Exhibit A. A consolidating statement of operations of the TNP Enterprises and its subsidiaries for the last calendar year 2001, together with a consolidating balance sheet and consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 2001 calendar year.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291.

          Exhibit B. A Financial Data Schedule for the period ended December 31, 2001, including Item Nos. 1, 2, and 3.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291.

          The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.

SW II Acquisition, LLC

By   /s/ William J. Catacosinos
William J. Catacosinos
Manager

Attest:

  /s/ Kathleen A. Marion
Kathleen A. Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Dr. William J. Catacosinos
SW II Acquisition, LLC.
2 Robbins Lane Suite 201
Jericho, NY 11753

With a copy to

Paul W. Talbot
Texas-New Mexico Power Company
4100 International Plaza
Fort Worth, TX 76109

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
For the Year Ended December 31, 2001

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291.

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2001

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291

Exhibit B

TNP ENTERPRISES, INC. AND SUBSIDIARIES
Financial Data Schedule
For the Period Ending December 31, 2001

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291